UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (2) AND (3) OF THE MINUTES OF THE 267TH BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 11, 2020.

In the capacity as Secretary of the Board of Directors Meeting, I hereby, CERTIFY that items (2) “External Auditors for Calendar Year 2021” and (3) “Board of Directors Internal Regulations” of the Minutes of the 267th Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization (the “Oi” or the “Company”), held on November 11, 2020, at 2:00 p.m., via videoconference, read as follows:

Regarding item (2) of the Agenda, a proposal was submitted to renew for one (1) further calendar year the audit services agreement entered into with BDO RCS Auditores Independente SS Brasil (the “BDO”) to review the financial statements of Oi and its subsidiaries in Brazil. It was entered into the minutes that the renewal had been previously discussed and endorsed by the latest meeting of the Company’s Audit, Risk and Control Committee (Comitê de Auditoria, Riscos e Controles) or CARC. The board members unanimously approved the proposal.

“Now examining item (3) of the Agenda, members unanimously approved the amendments to the Board of Directors Internal Regulations included in the material previously made available, considering the adjustments suggested by the People, Appointments and Governance Committee (Comitê de Gente, Nomeações e Governança), as well as those arising from the self-evaluation done by the members of this board.”

All Board Members attended the meeting, with the following members signing the minutes: Messrs. Eleazar de Carvalho Filho (Chair of the Meeting), Marcos Grodetzky (Deputy-Chair of the Board of Directors), Marcos Bastos Rocha, Armando Lins Netto, Roger Solé Rafols, Paulino do Rego Barros Jr, Claudia Quintella Woods, Henrique José Fernandes Luz and Maria Helena dos Santos F. Santana.

Rio de Janeiro, November 11 2020.

Jose Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer